EXHIBIT 12

ORIENT-EXPRESS HOTELS LTD. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

	Three months ended	Year ended December 31,
	March 31, 2013	2012	2011	2010	2009	2008
	(Dollars in thousands, except ratios)

Earnings/(losses) before income taxes and earnings from unconsolidated companies, net of tax	(51,358)	9,246	(3,110)	(12,355)	(1,236)	(8,119)
Distributed interest from unconsolidated companies	—	—	—	—	—	6,240
Add back dividends received	651	2,524	2,428	1,759	3,790	3,840
Impairments on equity method investment	—	—	—	—	—	22,992
Total earnings/(losses) before income taxes	(50,707)	11,770	(682)	(10,596)	2,554	24,953

Fixed charges:
Interest	6,324	29,737	36,571	32,611	33,478	52,008
Amortization of finance costs	2,018	5,318	7,167	4,884	3,596	2,883
Interest on uncertain tax positions	—	26	(479)	408	79	(895)
Total interest	8,342	35,081	43,259	37,903	37,153	53,996
Interest factor of rent expense	851	3,513	3,296	3,153	2,942	2,935
Total fixed charges	9,193	38,594	46,555	41,056	40,095	56,931
Capitalized interest	(1,088)	(4,193)	(863)	(2,201)	(949)	(4,599)
Fixed charges (excluding capitalized interest)	8,105	34,401	45,692	38,855	39,146	52,332
Earnings before fixed charges (excluding capitalized interest) and income taxes	(42,602)	46,171	45,010	28,259	41,700	77,285
Ratio of earnings to fixed charges	N/A	1.2	1.0	0.7	1.0	1.4
Deficiency in earnings to cover fixed charges	50,707	—	682	10,596	—	—